Exhibit 99.21

Blake, Cassels & Graydon LLP
Barristers & Solicitors
Patent & Trade-market Agents
199 Bay Street
Suite 4000, Commerce Court West
Toronto ON M5L 1A9 Canada
Tel: 416-863-2400 Fax: 416-863-2653

August 8, 2019

VIA SEDAR

To the Securities Regulatory Authorities in each Province and Territory of Canada

(other than Québec)

RE:	Bespoke Capital Acquisition Corp.
Re:	Final Long Form Prospectus

Dear Sirs:

We refer to the final long form prospectus dated August 8, 2019 (the “Prospectus”) of Bespoke Capital Acquisition Corp. (the “Company”) relating to an issue of Class A Restricted Voting Units of the Company.

We hereby consent to the reference to our name and opinion under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” and to our name on the face page and under the heading “Experts” in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations (as defined in the Canadian securities legislation) in the information contained in the Prospectus that are derived from our opinions in the Prospectus or that are within our knowledge as a result of services we performed in connection with the preparation of such opinions.

Yours very truly,

(signed) BLAKE, CASSELS & GRAYDON LLP